As filed with the Securities and Exchange Commission on June 22, 2000
                                                           Registration No. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------

A.   EXACT NAME OF TRUST:

     The Pinnacle Family of Trusts, Industrial Trust Series VI and Technology Trust Series VI

B.   NAME OF DEPOSITOR:

     ING Funds Distributor, Inc.

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

     ING Funds Distributor, Inc.
     1475 Dunwoody Drive
     West Chester, Pennsylvania  19380

D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                          COPY OF COMMENTS TO:
     PETER J. DEMARCO                     MICHAEL R. ROSELLA, Esq.
     ING Funds Distributor, Inc.          Paul, Hastings, Janofsky & Walker LLP
     1475 Dunwoody Drive                  75 East 55th Street
     West Chester, Pennsylvania  19380    New York, New York 10022
                                          (212) 856-6858

E.   TITLE OF SECURITIES BEING REGISTERED:

     An indefinite number of Units of The Pinnacle Family of Trusts, Industrial Trust Series VI and Technology Trust Series VI are being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.


F.   APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

     As soon as practicable after the effective date of the Registration Statement.


The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================




NYC55/4716.1

                    Subject to Completion Dated June 22, 2000

--------------------------------------------------------------------------------

                          THE PINNACLE FAMILY OF TRUSTS

--------------------------------------------------------------------------------


                           INDUSTRIAL TRUST SERIES VI
                                       AND
                           TECHNOLOGY TRUST SERIES VI




The final prospectus for a prior series of The Pinnacle Family of Trusts is hereby incorporated by reference and used as a preliminary prospectus for The Pinnacle Family of Trusts, Industrial Trust Series VI and Technology Trust Series VI. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Information with respect to each Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each Trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. Investors should contact account executives of the underwriter who will be informed of the expected effective date of the Trusts and who will be supplied with complete information with respect to each Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trusts. The Sponsor of the Trusts will be ING Funds Distributor, Inc.

================================================================================

================================================================================
     The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                       PROSPECTUS PART A DATED JULY    , 2000


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



NYC55/4716.1

PART II-- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A -- BONDING ARRANGEMENTS

     The employees of ING Funds Distributor, Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $2,000,000.

ITEM B -- CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet on Form S-6.
         The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheets to the Registration Statements of McLaughlin, Piven, Vogel Family of Trusts, McLaughlin, Piven, Vogel Industrial Trust and McLaughlin, Piven, Vogel Technology Trust filed on March 5, 1999, and McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust filed on August 7, 1998.
         The Prospectus consisting of      pages.
         Undertakings.
         Signatures.

         Listed below are the names and registration numbers of the previous series of McLaughlin, Piven, Vogel Family of Trusts, the final prospectuses of which properly supplemented, might be used as a preliminary prospectus for The Pinnacle Family of Trusts, Industrial Trust Series V and Technology Trust Series V. These final prospectuses are incorporated herein by reference.

                  McLaughlin, Piven, Vogel Family of Trusts, Industrial Trust Series II and Technology Trust Series II (Registration No. 333-34098)
                  McLaughlin, Piven, Vogel Family of Trusts, Industrial Trust Series III and Technology Trust Series III (Registration No. 333-88495)
                  The Pinnacle Family of Trusts, Industrial Trust Series IV and Technology Trust Series IV (Registration No. 333-94109) McLaughlin, Piven, Vogel Family of Trusts, Industrial Trust Series V and Technology Trust Series V (Registration No. 333-34098)

         Written consents of the following persons:
                 Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1) Ernst & Young LLP

     The following exhibits:

        *99.1.1 --        Reference Trust Agreement including certain amendments
                          to the Trust Indenture and Agreement referred to under
                          Exhibit 99.1.1.1 below.
         99.1.1.1--       Form of Trust Indenture and Agreement (filed as
                          Exhibit 99.1.1.1 to Amendment No. 2 to Form S-6
                          Registration Statement No. 333-31048 on March 28, 2000
                          and incorporated herein by reference).
         99.1.3.5--       Articles of Incorporation and Articles of Amendment of
                          ING Funds Distributor, Inc. (filed as Exhibit 99.1.3.5
                          to Amendment No. 2 to Form S-6 Registration Statement
                          No. 333-31048 on March 28, 2000 and incorporated
                          herein by reference).
         99.1.3.6 --      By-Laws of ING Funds Distributor, Inc. (filed as
                          Exhibit 99.1.3.6 to Amendment No. 2 to Form S-6
                          Registration Statement No. 333-31048 on March 28, 2000
                          and incorporated herein by reference).
        *99.3.1 --        Opinion of Paul, Hastings, Janofsky & Walker LLP as to
                          the legality of the securities being registered,
                          including their consent to the filing thereof and to
                          the use of their name under the headings "Tax Status"
                          and "Legal Opinions" in the Prospectus, and to the
                          filing of their opinion regarding tax status of the
                          Trust.
         99.6.0 --        Power of Attorney of ING Funds Distributor, Inc., the
                          Depositor, by its officers and a majority of its Directors (filed as Exhibit 99.6.0 to Form S-6
                          Registration No. 333-31048 of The Pinnacle Family of
                          Trusts, Internet Trust Series I on February 24, 2000 and incorporated herein by reference).


---------------------

*      To be filed by amendment


NYC55/4716.1

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, The Pinnacle Family of Trusts, Industrial Trust Series VI and Technology Trust Series VI has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 22nd day of June, 2000.

                                   THE PINNACLE FAMILY OF TRUSTS,
                                   INDUSTRIAL TRUST SERIES VI
                                   TECHNOLOGY TRUST SERIES VI
                                           (Registrant)

                                   ING FUNDS DISTRIBUTOR, INC.
                                           (Depositor)


                                   By /s/ PETER J. DEMARCO
                                   --------------------------------------------
                                           Peter J. DeMarco
                                           Senior Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of ING Funds Distributor, Inc., the Depositor, in the capacities and on the dates indicated.

     Name                       Title                         Date
     ----                       -----                         ----

JOHN J. PILEGGI      Chief Executive Officer and Director
MITCHELL J. MELLEN   President and Director
DONALD E. BROSTROM   Chief Financial Officer, Treasurer and
                     Director
ERIC M. RUBIN        Director



                                             June 22, 2000



                                             By /s/ PETER J. DEMARCO
                                             ----------------------------------
                                                     Peter J. DeMarco
                                                     as Senior Vice President
                                                     and Attorney-In-Fact*





--------

* An executed copy of the Power of Attorney was filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-31048 on February 24, 2000.


NYC55/4716.1
                                      II-2

                         CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference made to our firm under the Caption "Independent Auditors" in Part B of the Prospectus and to the use of our report dated July __, 2000, in this Registration Statement (Form S-6 No. 333-______) of The Pinnacle Family of Trusts, Industrial Trust Series VI and Technology Trust Series VI.


                                                               ERNST & YOUNG LLP


New York, New York
July ____, 2000




NYC55/4716.1
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